Mail Stop 4561

April 17, 2008

Robert A. Fehlman
Executive Vice President
and Chief Financial Officer
Simmons First National Corporation
501 Main Street
Pine Bluff, Arkansas 71601

      RE: Simmons First National Corporation
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed February 27, 2008
               File No. 000-06253

Dear Mr. Fehlman

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2007

Management's Discussion and Analysis

Allocated Allowance for Loan Losses, page 27

1.   You state on page 28 that "This decrease in the unallocated portion of the
        allowance is primarily related to increases in general allocations based on growth
        in the loan portfolio." You also state "The Company still has some concerns over
        the uncertainty of the economy and the impact of pricing in the poultry and timber
        industries in Arkansas. The Company is also cautious regarding the softening of
        the real state market in Arkansas." Please revise your future filings to more
        clearly disclose how you made your determination to reduce your unallocated
        allowance. Clearly disclose the positive and negative factors you weighed in
        determining that a reduction in the unallocated allowance was appropriate.

Operating Earnings, page 36

2.   We note your presentation of the non-GAAP financial measures "operating
        income" and "diluted operating earnings per share" in Table 20 on page 36. We
        have the following comments regarding these measures:

        a) We note you have excluded certain non-recurring items in your calculation of
            "operating income," which you believe is a useful calculation in reflection of
            your Company's performance. However, since your current income statement
            presentation does not contemplate nor easily lend itself to a measure of actual
            Operating Income, it may be difficult for a reader to understand and utilize
            this adjusted measure. Further, it is unclear how you determined that the
            amounts reflected in the line item necessarily represent a measure of your
            actual Operating Income as that term is normally used. Please revise, in
            future filings, the title of this measure as used throughout your filing to better
            reflect its composition and utility.

        b) Please tell us how you determined that your non-GAAP presentation of
            "diluted operating earnings per share" is not prohibited by Regulation 10(e).
            Specifically tell us how you consider the guidance of Question 11 of the
            Frequently Asked Questions Regarding the Use of Non-GAAP Financial
            Measures in making that determination in light of the fact that each of these
            adjustments effective do accrue to shareholders. Specifically tell us and
            expand your disclosures to explain how this measure is used by management
            and in what way it provides meaningful information to investors in spite of the
            limitation that the adjustments ultimately do accrue to shareholders.

        c) If you are able to support that your non-GAAP measures are not prohibited,
            please revise your future filings to include or significantly expand your
            disclosures to include the following:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Refer to Item 10(e)(1)(i)(D) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief